Exhibit 99.6

NICE Actimize Drives AML Cloud Transformation for Vancity,
 One of Canada’s Largest Community Credit Unions

NICE Actimize’s AML Essentials with ActOne Case Management will allow Vancity to more efficiently fight financial crime, contain costs and comply with Canadian regulations

Hoboken, NJ – January 13, 2021 - NICE Actimize, a NICE (NASDAQ: NICE) business, has been selected by Vancouver City Savings Credit Union (Vancity), a member-owned financial co-operative headquartered in British Columbia, Canada, to drive and implement its modernized, cloud-based anti-money laundering operation. The financial cooperative’s objective is to significantly improve its investigators’ efficiency, allowing them to fight financial crime more effectively while simultaneously containing costs and complying with Canadian regulations. With $28.2 billion in assets under administration, Vancity is English-speaking Canada's largest community credit union.

Vancity is significantly updating its operational investments by leveraging several NICE Actimize solution areas. In anti-money laundering, Vancity will expand its financial crime solutions’ footprint by integrating NICE Actimize’s AML Essentials solutions suite that includes Suspicious Activity Monitoring (SAM), CDD/KYC, and Watch List Filtering. Actimize AML Essentials, a cloud-based offering built upon NICE Actimize’s proven, end-to-end anti-money laundering platform, addresses the challenges of regional and community financial institutions. Using the same power and experience as NICE Actimize’s enterprise solutions, AML Essentials offers rapid deployment and reduces overhead to make compliance easier and at a lower total cost of ownership.

In addition, Vancity will enhance its corporate security investigation processes with ActOne Case Management to meet AML regulatory requirements, such as reporting of suspicious transactions to The Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) via STR forms. NICE Actimize’s ActOne transforms financial crime investigations by introducing intelligent automation and visual storytelling for speed and accuracy.

“Addressing today’s changing environment can be difficult as regulations, guidelines and threats constantly evolve. Applying modern technologies that incorporate AI, automation and the cloud, NICE Actimize is proud to support Vancity and its journey to protecting the institution, its members, and assets with our advanced suite of financial crime solutions,” said Craig Costigan, CEO, NICE Actimize. “Our strong domain expertise and advanced technology will build a more efficient anti-money laundering platform for the cooperative.”

“Our team at Vancity is excited to update its anti-money laundering platform,” said Nez Aquino, Chief Risk Officer, Vancouver City Savings Credit Union. “We are confident that NICE Actimize’s depth of experience and technology leadership will bring us the efficiencies we need to address both regulatory and operational requirements.”

About Vancouver City Savings Credit Union (Vancity)
Vancouver City Savings Credit Union commonly referred to as Vancity, is a member-owned financial co-operative headquartered in Vancouver, British Columbia, Canada. Vancity is a values-based financial co-operative serving the needs of its more than 543,000 member-owners and their communities in the Coast Salish and Kwakwaka'wakw territories, with 57 branches in Metro Vancouver, the Fraser Valley, Victoria, Squamish and Alert Bay. With $28.2 billion in assets plus assets under administration, Vancity uses its assets to help improve the financial well-being of its members while at the same time helping to develop healthy communities that are socially, economically and environmentally sustainable. https://www.vancity.com/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.